SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 27 May 2009

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures: 1. Annual Financial Report announcement made on 27 May 2009

Wednesday May 27, 2009

BT Group plc

ANNUAL REPORT & FORM 20-F 2009

BT announces to holders of its American Depositary Shares that the above document has been filed today with the SEC and is available on our website at www.bt.com/annualreport

Copies of this document will be available shortly, on request, free of charge, from:

JPMorgan Chase & Co.
P.O. Box 64504
St. Paul, MN 55164-0504

Email:

jpmorgan.adr@wellsfargo.com

Call:

General: (800) 990-1135

From outside the U.S.A. (651) 453-2128

Website:

www.adr.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 27 May 2009